January 9, 2006

Mail Stop 6010


Bernard Hausen, M.D., Ph.D.
Chief Executive Officer
Cardica, Inc.
900 Saginaw Drive
Redwood City, California 94063

      Re:	Cardica, Inc.
      Amendment No. 2 to Registration Statement on Form S-1
      Filed January 4, 2006
		File No. 333-129497

Dear Mr. Hausen:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Amendment No. 2 to Form S-1


Prospectus Summary, page 1

1. Expand the summary to include a "Recent Developments" section briefly summarizing your results of operations for the quarter ended
December 31, 2005, including total revenues.




Management`s Discussion and Analysis of Financial Condition and
Results of Operation, page 33

Stock Based Compensation, page 35

2. We refer to your response to prior comment six in our letter dated
December 30, 2005. We see that you continue to believe that the fair value of your common stock based upon a discount for fully diluted shares outstanding is appropriate. However, it remains unclear to us why the filing range determined by the underwriters would not be a more appropriate estimate of your fair value of the recently issued stock options. We assume that the underwriters would have considered all relevant factors, including potential dilution, in determining the value of your common stock for the initial public offering. Considering the timing of the issuance of the options we do not see any basis for this discount. Please revise to use the estimated pricing range obtained from the underwriters at the time of issuance of the options or provide details of why you believe that this difference would not be material.
3. In addition, we note that your valuation range was determined prior to the receipt of 501(k) clearance by the FDA of the C-Port system. Please clarify why 501(k) clearance by the FDA did not have a significant impact on the fair value of your common shares.
4. Refer to the revisions made to your document in response to prior comment 7 in our letter dated December 30, 2005. Please reconcile the disclosures in the second paragraph on page 36 with the chart provided in response to prior comment 6.

Financial Statements

Note 9.  Shareholder`s (Deficit), page F-23

5. Please revise your footnote regarding deferred compensation from issuance of stock options to discuss the methodology used to determine the fair value of your common shares. This disclosure should include your approach as well as the basis for any significant assumptions and discounts.

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Kristin Lochhead at (202) 551-3664 or Brian Cascio, Accounting Branch Chief, at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Eduardo Aleman at (202) 551-3646 or me at
(202) 551-3800 with any other questions.


      					Sincerely,



      					Peggy Fisher
      Assistant Director


cc(via facsimile):  Nancy Wojtas, Esq.
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Bernard Hausen
Cardica, Inc.
January 9, 2006
Page 1